UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act Of 1934

(Amendment No. 4)*

JD.com, Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share
(Title of Class Securities)

47215P106
(CUSIP Number)**

Tencent Holdings Limited
29/F Three Pacific Place

No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2021 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, each representing two Class A ordinary shares, par value $0.00002 per share. No CUSIP has been assigned to the Class A ordinary shares.

CUSIP No. 47215P106

1.	NAME OF REPORTING PERSON HUANG RIVER INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 529,122,097 (1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 529,122,097 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,122,097 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% of total outstanding Ordinary Shares and 19.8% of total outstanding Class A Shares (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 529,122,097 Class A ordinary shares, par value US$0.00002 per share (“Class A Shares”), beneficially owned by Huang River Investment Limited.

(2)	Calculation is based on 3,117,970,519 outstanding Ordinary Shares, comprising (i) 2,673,719,668 issued and outstanding Class A Shares, and (ii) 444,250,851 Class B ordinary shares, par value US$0.00002 per share (“Class B Shares” and collectively with Class A Shares, the “Ordinary Shares”), issued and outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed on April 16, 2021. Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to twenty votes per share, when voting together as one class on all matters subject to shareholder vote. Based on the foregoing, the 529,122,097 Class A Shares beneficially owned by the Reporting Person represent approximately 17.0% of the total outstanding Ordinary Shares, approximately 19.8% of the total outstanding Class A Shares, and approximately 4.6% of the aggregate voting power of the total outstanding Ordinary Shares.

CUSIP No. 47215P106

1.	NAME OF REPORTING PERSON TENCENT HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 529,122,097 (1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 529,122,097 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,122,097 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% of total outstanding Ordinary Shares and 19.8% of total outstanding Class A Shares (2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	See Note (1) above.

(2)	See Note (2) above.

This Amendment No. 4 to statement on Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 filed on August 19, 2016, Amendment No. 2 filed on May 15, 2019 and Amendment No. 3 filed on June 19, 2020 (the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a limited liability company organized and existing under the laws of the Cayman Islands (“Tencent”), and Huang River Investment Limited, a company incorporated in the British Virgin Islands and wholly owned by Tencent (“Huang River” and together with Tencent, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.00002 per share (the “Class A Shares”) of JD.com, Inc., a company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Unless otherwise stated herein, the Statement remains in full force and effect. All capitalized terms used in the Amendment No. 4 but not defined herein shall have the meanings ascribed to them in the Statement.

Item 1. Security and Issuer

The second paragraph of Item 1 of the Statement is hereby amended and restated in its entirety as follows:

The Issuer’s American depositary shares, each representing two Class A Shares, are listed on the NASDAQ Global Select Market under the symbol “JD.” The Reporting Persons beneficially own 529,122,097 Class A Shares.

Item 2. Identity and Background

Appendix A to the Statement is hereby amended and restated in its entirety by Appendix A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

On June 4, 2021, the Issuer issued and sold to Huang River, and Huang River purchased from the Issuer, 1,914,998 Class A Shares at a cash consideration of US$68 million pursuant to the May 2019 Subscription Agreement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by replacing the first paragraph of Item 4 in its entirety with the following:

On December 23, 2021, Tencent announced that it would declare a special interim dividend in the form of distribution in specie of 457,326,671 Class A Shares indirectly held by it through Huang River to the shareholders of Tencent whose names appear on the register of members of Tencent on January 25, 2022 (the “Record Date”) in proportion to their then respective shareholdings in Tencent on the basis of 1 Class A Share for every 21 ordinary shares of Tencent held by such shareholders, subject to adjustments where appropriate and necessary (the “Distribution”). Non-qualifying shareholders as determined by Tencent will not be entitled to receive the Class A Shares in the Distribution and will instead receive cash in lieu of the Class A Shares. No fraction of Class A Shares will be distributed. Nevertheless, fractional entitlements will also be distributed in the form of cash-in-lieu payment for both qualifying shareholders and non-qualifying shareholders of Tencent, except that the net proceeds of less than HK$100 will not be distributed and will be retained for the benefit of Tencent. The Distribution is expected to be conducted on or around March 25, 2022 pursuant to the arrangements as set out in the announcement of Tencent to its shareholders. After the completion of the Distribution, Tencent’s beneficial ownership in the Issuer will be reduced to approximately 2.3% subject to such adjustments where appropriate and necessary, and the qualifying shareholders of Tencent who receive Class A Shares in the Distribution will become shareholders of the Issuer. In connection with the Distribution, Mr Lau Chi Ping Martin, a member of the Board of Directors of the Issuer and a member of the compensation committee thereof, resigned from the Issuer’s Board of Directors with effect from December 23, 2021.

Item 5. Interest in Securities of the Issuer

Items 5(a)–(b) of the Statement are hereby amended and restated in its entirety as follows:

(a)–(b) As of the date of this Statement, each Reporting Person is deemed to have beneficial ownership and shared power to vote or direct the vote of 529,122,097 Class A Shares, representing approximately 17.0% of the total outstanding Ordinary Shares, approximately 19.8% of the total outstanding Class A Shares and approximately 4.6% of the aggregate voting power of the total outstanding Ordinary Shares.

Except as set forth in this Item 5(a) and (b), to the best of knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any shares in the Issuer. To the extent any person identified in Appendix A hereto qualifies as a qualifying shareholder of Tencent as of the Record Date for purposes of the Distribution, he or she will be entitled to receive the corresponding number of Class A Shares upon the completion of the Distribution.

There has been no transaction in the Ordinary Shares by the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A hereto during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by incorporating by reference the description under Item 4. The foregoing description of the Distribution does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of announcement of Tencent filed as Exhibit 11 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

11	Announcement of Tencent on declaration of interim dividend by way of distribution in specie of Class A ordinary shares of JD.com, Inc. and record date and closure of register of members

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each title set forth opposite an individual’s name refers to that held by such individual at Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Ian Charles Stone	Independent Non-Executive Director	United Kingdom of Great Britain and Northern Ireland
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China
Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
David A M Wallerstein	Chief eXploration Officer and Senior Executive Vice President	United States of America
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS OF HUANG RIVER INVESTMENT LIMITED

The names of the directors of Huang River Investment Limited are set forth below. The business address of each of them is c/o Tencent Holdings Limited, 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each title set forth opposite an individual’s name refers to that held by such individual at Huang River Investment Limited.

Name	Title	Citizenship
Directors:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa

Executive officers:
N/A

Appendix A-2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2022

Tencent Holdings Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

Huang River Investment Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Name: Authorized Signatory